DC BRANDS INTERNATIONAL, INC.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80003

November 9, 2010

VIA EDGAR

United States Securities
  and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                    Assistant Director

Re:          File No. 333-166714
DC Brands International, Inc.

Dear Mr. Riedler:

DC Brands International, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 4PM on November 10, 2010 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DC BRANDS INTERNATIONAL, INC.

By:	/s/ Richard D. Pearce
Richard D. Pearce
Chief Executive Officer